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                                   EXHIBIT 99


(BW)(HELIONETICS/LSR-PHOTNCS)(ZAPP)(ZAP)(LAZR) Helionetics acquires control of public, Florida-based laser company

     Business Editors & Medical Writers


     ORLANDO, Fla. -- (BUSINESS WIRE) -- May 15, 1995 -- The U.S. Bankruptcy Court (Middle District of Florida) has confirmed the plan of reorganization of Laser Photonics, Inc. (NASDAQ:LAZR), Orlando, by which Helionetics Inc. (AMEX:
ZAP; NASDAQ:ZAPP), Irvine, Calif. received 75% of the common stock of Laser Photonics (LPI) in exchange for a $1 million capital infusion and the transfer to LPI of all of its common shares of AccuLase Inc., a Helionetics subsidiary, representing 76% ownership of AccuLase.

     The remaining 25% of LPI's common stock will be owned by LPI bondholders, unsecured creditors and existing stockholders.

     As part of the agreement, Helionetics will continue to provide ongoing funding for AccuLase's research, development and operational activities.

     Helionetics' Chairman Bernard B. Katz will assume the additional role of chairman and chief executive of Laser Photonics (LPI). Steven Qualls will continue as general manager and assume the additional duties of chief operating officer. Gordon A. Murray, Ph.D., an Orlando-based laser design consultant and an internationally-known expert on excimer laser technology and medical laser systems, has been named chief scientific advisor and, together with Katz and Qualls, to Laser Photonics' new board of directors.

     Other new board members include E. Maxwell Malone, president and chief executive of Helionetics, and Chaim Markheim, Helionetics chief operating officer and executive vice president of Helionetics' computer subsidiary, Sentinel Systems Inc.

     LPI designs, manufactures and markets solid state, diode and gas laser systems and accessories for applications in the medical and scientific markets. The company reported sales (unaudited) for fiscal/calendar 1994 of $5.3 million and a loss of about $600,000. In a statement to the court, the company projected 1995 sales of approximately $7.2 million, a profit of about $300,000 and a post-confirmation net worth of approximately $4.7 million, without taking into consideration the combination with AccuLase.

     Katz said Helionetics' interest in acquiring LPI stemmed from what he characterized as "the very obvious scientific and technical synergism" that exists between the two companies. "It is, in fact," he said, "a merger of technological skills."

     He said LPI's ability to manufacture AccuLase's excimer lasers could prove of "great economic value" to the combined companies as AccuLase's excimer laser technologies enter the international marketplace, "quite possibly later this year or early 1996."

     He said LPI also has designed and produced a "relatively small excimer laser prototype for medical and industrial applications that LPI scientists believe could play a significant role in several important emerging technologies, such as photorefractive keratectomy (PRK), a promising new technique in the field of eye surgery."

     Katz also said he believes that LPI's laser manufacturing capabilities could expedite AccuLase's commercialization of two techniques, transmyocardial revascularization (TMR) and laser angioplasty. AccuLase has received FDA approval to commence Phase One Clinical Trials of its laser angioplasty technology at Yale University under the direction of Dr. John Elefteriades, and expects to begin Phase One Clinical Trials of its TMR technology at Loma Linda University Medical Center later this year following completion of animal studies being conducted at Yale and Loma Linda.
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     Katz said that if clinical trials demonstrate the requisite safety and efficacy of AccuLase's TMR technology, then AccuLase should be able to offer a less expensive, safer and more comfortable adjunct or alternative to traditional coronary artery bypass grafting, adding "the production capabilities of LPI would be invaluable in meeting the anticipated demand for AccuLase's TMR technology."


     -- 30 --MAS/np*

     CONTACT:   Helionetics, Irvine, Calif.
                Paul Keil or Andy Malone
                800/421-7915